================================================================================


                                  UNITED STATES
                        SECURITIES AND EXHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                         MassMutual Corporate Investors
                                (NAME OF ISSUER)


                                  Common Shares
                         (TITLE OF CLASS OF SECURITIES)


                                    576292106
                                 (CUSIP NUMBER)


                               November 30, 2007
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

===================                                            =================
CUSIP No. 576292106                    13G                     PAGE 2 OF 6 PAGES
===================                                            =================

================================================================================
  1   NAMES OF REPORTING PERSONS:

      Massachusetts Mutual Life Insurance Company
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Commonwealth of Massachusetts
--------------------------------------------------------------------------------
                            5   SOLE VOTING POWER

                                980,392
       NUMBER OF          ----- ------------------------------------------------
         SHARES             6   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH            ----- ------------------------------------------------
       REPORTING            7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  980,392
                          ----- ------------------------------------------------
                            8   SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      980,392

      Massachusetts Mutual Life Insurance Company holds a $30,000,000 Senior Fixed Rate Convertible Note that is convertible into an equivalent dollar amount of common shares.
----- --------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [X]


----- --------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.6%

      The conversion rate of the Senior Fixed Rate Convertible Note is based on the market price of MassMutual Corporate Investor's common shares, so Massachusetts Mutual Life Insurance Company's beneficial ownership may be slightly greater than or less than 10% at the end of any given month.
----- --------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

      IC
================================================================================

===================                                            =================
CUSIP No. 576292106                    13G                     PAGE 3 OF 6 PAGES
===================                                            =================

Item     1(a) Name of Issuer:

              MassMutual Corporate Investors

         1(b) Address of Issuer's Principal Executive Offices:

              1500 Main Street
              Springfield, MA  01115

Item     2(a) Name of Person Filing:

              Massachusetts Mutual Life Insurance Company

         2(b) Address of Principal Business Office or, if None, Residence:

              Massachusetts Mutual Life Insurance Company
              1295 State Street
              Springfield, MA  01111

         2(c) Citizenship:

              Commonwealth of Massachusetts

         2(d) Title of Class of Securities:

              Common Shares

         2(e) CUSIP Number:

              576292106

Item 3 This statement is filed pursuant to Rule 13d-1(b) by Massachusetts Mutual Life Insurance Company, an insurance company as defined in
              Section 3(a)(19) of the Securities Exchange Act of 1934.

Item     4    Ownership

         4(a) Amount beneficially owned:

              Massachusetts Mutual Life Insurance Company ("MassMutual") is the holder of a $30,000,000 MassMutual Corporate Investors ("MMCI") Senior Fixed Rate Convertible Note (the "New Note") entered into November 15, 2007 and due November 15, 2017. The New Note replaces the prior $20,000,000 Senior Fixed Rate Convertible Note that was issued by MMCI and held by MassMutual. The dollar amount of principal of the New Note is convertible into an equivalent dollar amount of MMCI's common shares based upon the average price of MMCI's common shares for ten business days prior to MassMutual's notice of conversion. The ten business day average closing market price of MMCI's common shares for

===================                                            =================
CUSIP No. 576292106                    13G                     PAGE 4 OF 6 PAGES
===================                                            =================

              the ten-day period ended November 30, 2007 was $30.60 and as such the New Note would have converted into approximately 980,392 common shares if the New Note had been converted as of November 30th. Since the conversion rate is based on the market price of MMCI's common shares, MassMutual's beneficial ownership may be slightly greater than or less than 10% at the end of any given month.

              Total shares of common shares owned directly and indirectly:
              980,392 (subject to change with market). Additionally, Cornerstone Real Estate Advisers LLC, a wholly-owned indirect subsidiary of MassMutual is the beneficial owner of 27,009 common shares of MMCI.

              The filing of this statement shall not be construed as an admission that MassMutual is for the purpose of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the common shares stock of MMCI, including the common shares held by Cornerstone Real Estate Advisers LLC.

         4(b) Percent of Class:

              The 980,392 common shares mentioned above represent 9.6% of MMCI's common shares calculated as follows:

              980,392 (common shares from conversion based on a conversion price of $30.60) / 980,392 (number of new common shares that would be issued by MMCI upon conversion) + 9,217,875 (common shares outstanding as of September 30, 2007) = 9.6%

              Since the conversion rate is based on the market price of MMCI's common shares, MassMutual's beneficial ownership may be slightly greater than or less than 10% at the end of any given month.

         4(c) Number of shares as to which such person has:

              (i) sole power to vote or to direct the vote: 980,392 (subject to change with market)

              (ii) shared power to vote or to direct the vote: 0

              (iii) sole power to dispose or to direct the disposition of:
                    980,392 (subject to change with market)

              (iv) shared power to dispose or to direct the disposition of: 0

Item     5    Ownership of Five Percent or Less of a Class:

              Not applicable

===================                                            =================
CUSIP No. 576292106                    13G                     PAGE 5 OF 6 PAGES
===================                                            =================

Item 6   Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable

Item 8   Identification and Classification of Members of the Group:

         Not applicable

Item 9   Notice of Dissolution of Group:

         Not applicable

Item 10  Certifications:

         By signing below MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY certifies that, to the best of its knowledge and belief, the security referred to above was acquired and is held in the ordinary course of business and was not acquired and is not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and was not acquired and is not held in connection with or as a participant in any transaction having that purpose or effect.

===================                                            =================
CUSIP No. 576292106                    13G                     PAGE 6 OF 6 PAGES
===================                                            =================

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY certifies that the information set forth in this statement is true, complete, and correct.

Dated: December 10, 2007

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By: /s/ Bradley J. Lucido
    ---------------------------
Name: Bradley J. Lucido
Title: Vice President and Associate General Counsel